

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2015

Via email
Mr. Flavio Nicolay Guimaraes
Investor Relations Officer, Oi S.A.
Rua Humberto de Campos, 425
8∘ andar Leblon, Rio de Janeiro, RJ Brazil
22430-190

> **Re: Oi, S.A.**
> **Schedule TO-I and TO-I/A**
> **Filed September 2 and 11, 2015, respectively**
> **File No. 005-83981**

Dear Mr. Guimaraes:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1. We note disclosure that states the issuer is relying on the Tier II exemptions referenced in Rule 13e-4 (h)(9). Please supplementally confirm for us how the issuer determined it is in compliance with Rule 13e-4(h)(9), inclusive of how it applied the relevant instructions.

2. Please revise your offer materials to provide financial statement information. Please note that while you may incorporate by reference the financial information required by Items 1010(a) and (b) of Regulation M-A, you must still provide security holders with the summary financial information called for by Item 1010(c) in the document disseminated to security holders. Please refer to Instructions 6 and 8 to Item 10 of Schedule TO. In addition, please advise us how you plan to disseminate this required information to security holders. Please note we may have additional comments upon reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Mark O. Bagnall, Esq.
                     White & Case, LLP